Exhibit 99.1

Moolec Received Nasdaq Bid Price Letter

Luxembourg. September 13, 2024. Moolec Science SA (NASDAQ: MLEC; “The Company”, “Moolec”), a science-based food ingredient company, announced today that it received a letter (the “Nasdaq Bid Price Letter”) from Nasdaq notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2).

The Nasdaq Bid Price Letter has no immediate effect on the listing of the Company’s common stock, and its common stock will continue to trade on The Nasdaq Capital Market under the symbol “MLEC”.

Under Rule 5810(c)(3)(A), the Company will be provided a compliance period of 180 calendar days, until March 10, 2025, to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s securities is at least $1.00 for a minimum of ten consecutive business days, the Company’s compliance with Rule 5550(a)(2) will be regained.

In the event the Company does not regain compliance in the first compliance period, it may be eligible to apply for an additional 180 calendar days to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. The Company will also need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the NASDAQ staff that the Company will neither be able nor otherwise eligible to cure the deficiency, it may be subject to delisting by NASDAQ. The Company is committed to regaining compliance.

The Company intends to actively monitor the closing bid price for its ordinary shares and will consider available options to resolve the deficiency and regain compliance with Rule 5550(a)(2).

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for the food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins for the good of the planet. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. The Company’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Moolec’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. The Company has an industrial and commercial R&D capability to complement their Molecular Farming technology and secures a growing international patent portfolio (25+, both granted and pending) for its technology. Moolec is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Science’s Contacts:

●	Press & Media inquiries: comms@moolecscience.com
●	Investor Relations inquiries: ir@moolecscience.com | MoolecIR@icrinc.com